Exhibit 99.1

Pan American Silver Announces Release Date For Q1 2008 Results

Vancouver, British Columbia – April 21, 2008 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its financial results for the first quarter of 2008 will be released on Tuesday, May 13, 2008 after the Company’s annual general meeting.

The first quarter release has been scheduled to coincide with the Company’s 2008 annual general meeting, which will be held on Tuesday, May 13 at 2:00 pm PT at the Metropolitan Hotel, 645 Howe Street, Vancouver, BC.

A conference call and live audio webcast to discuss the results have been scheduled for Wednesday, May 14 at 8:00 am PT (11:00 am ET).

The full results will be posted on the Company’s website at www.panamericansilver.com  after their release.

Q1 2008 Results Conference Call and Webcast Information

Dial-In Numbers
North America toll-free:	1-888-300-0053
International toll	1-647-427–3420

Audio Webcast
     A live audio webcast can be accessed at:
     http://www.investorcalendar.com/IC/CEPage.asp?ID=128475

Playback
North America toll-free:	1-800-677-8849
International toll:	1-402-220-1454
Replay passcode	44437346
     Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in the second half of 2008.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
kcordero@panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147